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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 15, 2014
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on October 15, 2014, entitled "Statoil’s president and CEO Helge Lund resigns".

Statoil’s president and CEO Helge Lund resigns

President and CEO Helge Lund has informed Statoil’s (OSE: STL, NYSE: STO) board of directors that he will resign.

Helge Lund has chosen to leave Statoil to take up the position as CEO of another international oil and gas company.

The board of directors has appointed Eldar Sætre as acting president and CEO of Statoil with immediate effect.

"I would like to thank Helge Lund for his great efforts during his ten years tenure at Statoil. Under his leadership Statoil has become a stronger company. We have seen improved safety performance, significant international growth and a strong development on the Norwegian continental shelf. Exploration results and shareholder return have both been among the best in the industry and the company’s integrity and values are strengthened," says Svein Rennemo, chairman of the board.

Helge Lund assumed the role as president and CEO of Statoil on 16 August 2004. During this period, the company has delivered strong results in several areas:

  Yearly total shareholder return has been 11.2%, 2.3 percentage points above the industry average. 1)
  Statoil’s market capitalization has increased from 189 billion NOK to above 500 billion NOK.
  The company’s production has grown from around 1.1 to 1.9 million boe per day. Production from the international portfolio has increased fivefold.
  The serious incident frequency has decreased from 3.3 to 0.7 per million working hours.
  The number of exploration wells in 2004 was 12. This year Statoil plans to complete around 50 exploration wells.

It has been a privilege to lead Statoil during ten very exciting years. This is a company with highly experienced and competent employees. I would like to thank everyone for their collaboration and strong efforts for Statoil. Together we have created values for Statoil’s shareholders and the society, and strengthened our resource base at the Norwegian continental shelf and internationally, says outgoing CEO Helge Lund.

Helge Lund led the company through the merger with Norsk Hydro’s oil and gas division. During his tenure, Statoil has become a streamlined technology driven upstream company, through the sale of activities such as petrochemicals and retail. At the same time, Statoil has established positions in renewable energy, through investments in offshore wind.

"I could have continued for a period, but there is a time for everything. Renewal is important, both for Statoil and for me. I came to the conclusion that the time was right for a change. I have both the motivation and energy to take on a new leadership challenge, and found this opportunity to be the right one," says Helge Lund.

Helge Lund resigns with immediate effect. No severance will be paid beyond salary until the end of the notice period, 1 March 2015. In this period Helge Lund will be at the company’s disposal. The schemes for pension, bonus and long-term incentive will be concluded in accordance with applicable agreements and Statoil’s practice.

Statoil’s board of directors has appointed Eldar Sætre as acting president and CEO.

"I am very pleased that Eldar Sætre will lead the company until a permanent CEO is in place. Eldar Sætre has a strong track record as member of the corporate executive committee, and has been instrumental in the development and execution of Statoil’s strategy and improvement agenda. Eldar Sætre is the right leader to ensure continuity and execution rigour in this transition," says Svein Rennemo.

Acting CEO Eldar Sætre has been a member of Statoil’s corporate executive committee since 2003. He served as executive vice president and CFO until 2010, then as executive vice president of the Marketing, Processing and Renewable energy business area.

"Safe and efficient operations is my top priority. We must also recognise that our industry is facing great challenges. We are in the midst of executing on a comprehensive improvement agenda to strengthen our competiveness. This is necessary for Statoil’s long term opportunities and value creation," says Eldar Sætre, acting president and CEO of Statoil.

Eldar Sætre played a key role during Statoil’s IPO and the merger with Norsk Hydro’s oil and gas division.  He was responsible for the updated strategy for marketing of natural gas to the European market. He has also led the improvement work at Statoil’s onshore facilities.

As acting CEO, Eldar Sætre will receive an annual fixed pay of 5.7 million NOK. He is also entitled to participation in Statoil’s program for variable pay and long term incentives as described in the company’s declaration on executive remuneration.

Tor Martin Anfinnsen has been appointed as acting executive vice president for Marketing, Processing and Renewable Energy.

Statoil’s board of directors has established a sub-committee which has started the search for Statoil’s next CEO, and will also engage an external adviser in the search. The members of the board sub-committee are chairman Svein Rennemo, board members Grace Reksten Skaugen, James Mulva and Lill Heidi Bakkerud (employee elected).

***

1) Period: 16.08.2004-14.10.2014. Total shareholder return is calculated in USD. Dividend is assumed re-invested at ex-date. Industry average includes BG, BP, Chevron, ConocoPhillips, Eni, ExxonMobil, Shell and Total.

***

Statoil will host a press conference at 11:00 CET at the company’s office at Fornebu, Martin Linges vei 33. The press conference will be held in Norwegian. It will be webcasted. Chairman of the board Svein Rennemo, acting CEO Eldar Sætre and Helge Lund will be present.

An analyst call will be scheduled at 14:00 CET. Further information will be published at www.statoil.com

For more information, contact:
Jannik Lindbæk jr,
Vice president media relations
Phone: +47 977 55 622
jljr@statoil.com

Investor relations
Lars Valdresbråten
Phone: +47 402 81 789
lava@statoil.com

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: October 15, 2014	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer